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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perigee Securities LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1990 Main Street PH# 11
(No. and Street)

| Sarasota | Florida | 34236 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| George L Strobel, II | 941-955-0929 | gstrobel@perigeegroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett CPAs and Advisors
(Name – if individual, state last, first, and middle name)

| 2500 Action Road | Birmingham | AL | 35243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, George L. Strobel, II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perigee Securities LP, as of 2/27, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
Designated Principal

______________________
Notary Public

Angela M. Myeress
Commission No. HH232371
Expires: Feb. 28, 2026
Notary Public-State of Florida

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Perigee Securities LP

Annual Reort Table of Contents

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management
Perigee Securities LP

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perigee Securities LP (a Delaware partnership) as of December 31, 2023, and the related statements of operations, changes in partner's capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Perigee Securities LP as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Perigee Securities LP's management. Our responsibility is to express an opinion on Perigee Securities LP''s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Perigee Securities LP' in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I (Computation of Net Capital Under SEC Rule 15c3-1) and II (Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) have been subjected to audit procedures performed in conjunction with the audit of Perigee Securities LP's financial statements. The supplemental information is the responsibility of Perigee Securities LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Warren Averett, LLC*

Warren Averett, LLC
We have served as Perigee Securities, LP's auditor since 2017.
Birmingham, Alabama
February 27, 2024

Perigee Securities LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

| | | | |
|---|---|---|---|
| ASSETS | | | |
| | Cash | $ | 340,788 |
| | Prepaid Insurance | | 508 |
| | FINRA Funds on Deposit | | 4,009 |
| | TOTAL ASSETS | $ | 345,305 |
| | | | |
| LIABILITIES | | | |
| | Related Party Payable | $ | - |
| PARTNERS' EQUITY | | | |
| | Partners' Equity | | 345,305 |
| | TOTAL LIABILITIES & PARTNERS' EQUITY | $ | 345,305 |

Perigee Securities LP

STATEMENT OF OPERATIONS

For the Year ended December 31, 2023

| | | |
|---|---|---|
| Revenues | | |
| | Broker Dealer Revenue | $ 1,186,242 |
| | Insurance Commissions | 2,849 |
| | Other Business Income | 30,000 |
| | Total Revenues | 1,219,091 |
| Expenses | | |
| | Audit Expense | 36,750 |
| | Commission Expense | 1,120,479 |
| | Continuing Education | 3,704 |
| | E-Mail Retention Expense | 2,362 |
| | Filing Fees | 2,957 |
| | Franchise Tax | 800 |
| | Insurance | 1,677 |
| | Business Licenses and permits | 5,429 |
| | Professional Fees | 9,433 |
| | Overhead Allocation | 16,935 |
| | Office Expense | 96 |
| | Regulatory Fees | 13,648 |
| | Total Expenses | 1,214,270 |
| | NET INCOME | $ 4,821 |

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the Year ended December 31, 2023

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| Partners Equity at December 31, 2022 | $ 2,804 | $ 337,680 | $ 340,484 |
| Net Loss/Income | 241 | 4,580 | 4,821 |
| Contributions by Partners | - | - | - |
| Partners Equity at December 31, 2023 | $ 3,045 | $ 342,260 | $ 345,305 |

Perigee Securities LP

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2023

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 4,821 |
| Adjustments to reconcile Net Ordinary Income to net cash used in operations | | |
| Prepaid Commission Chuck Kaiser | | 18,395 |
| Prepaid Insurance | | 677 |
| Accounts payable | | (222,000) |
| Related Party Payable Monarch Tax | | (18,396) |
| Credits Deposit with FINRA | | 1,474 |
| NET CASH USED IN OPERATIONS | | (215,029) |
| NET DECREASE IN CASH | | (215,029) |
| CASH AT BEGINNING OF YEAR | | 555,817 |
| CASH AT END OF YEAR | $ | 340,788 |

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization
   Perigee Securities LP (the Partnership) was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement.

   There was one Limited partner as of December 31, 2023.

   The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on exemption provisions under Footnote 74 of the SEC Release No. 34-70073 through December 31, 2023.

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

2. Basis of Presentation
   The Partnership has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's carries the same level of authority.

3. Use of Estimates
   The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Revenue and Cost Recognition
   The Partnership prepares its financial statements on the accrual basis of accounting. Revenues are recognized when earned, and expenses are recognized when obligation is incurred.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2023

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

5. Income Taxes
Perigee Securities, LP, as a limited partnership, is taxed as a partnership in accordance with the Internal Revenue Code. In lieu of corporate income taxes, the partners of Perigee are taxed on Perigee's taxable income in accordance with the related operating agreement; thus the statement of operations includes no income tax expense or benefit for the Partnership.
The Partnership adheres to provisions of ASC 740, Income Taxes, relating to the uncertainty in income taxes. This guidance requires to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Services (IRS) examinations or upon examination by state taxing authorities. In Accordance with this guidance, the Partnership has determined that it does not have any positions at December 31, 2023, that it would be unable to substantiate. The Partnership has filed tax returns for all years through December 31, 2022. Years December 31, 2019, 2020, 2021 and 2022 remain subject to audit by taxing authorities.

6. Cash
The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank.
At December 31, 2023, The Partnership had deposits in excess of FDIC limits that totaled approximately $91,000. The Partnership has not and does not expect to incur any losses with respect to balances over the FDIC insured Limit.

7. Subsequent Events
The Partnership has evaluated subsequent events through and their potential effects on these financial statements through the date of the issued financial statements. The partnership does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2023 financial statements.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2023

NOTE B- ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each partner's capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to General Partner results in a negative capital balance, future gross profits are allocated to the General Partner to restore the capital account to zero, then to all partners in proportion to their percentage interests.

NOTE C- LIABILITIES SUBORDINATEDD TO CLAIMS OF GENERAL CREDITORS

A statement of charges in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2023 or at any time during the year ended.

NOTE D- NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, Every broker dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of the section, or to any of its activities under paragraph (a)(2) of the section, and must otherwise not be "insolvent" as that term is defined in paragraph (d) (16) of the section.

At December 31, 2023, the partnership had net capital of $325,788 which exceeded the capital requirement by $320,788. The Partnership's ratio of aggregate indebtedness to net capital was 0% at December 31, 2023.

NOTE E- MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from five customers during the year ended December 31, 2023. The Partnership incurred over 94% of its expenses on Commissions paid to its registered agents during the year ended December 31, 2023.

NOTE F- COMMITMENTS AND CONTINGENCIES

The Partnership, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect of the financial position or results of operations of the Partnership.

Perigee Securities LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

NET CAPITAL

| | |
|---|---|
| Partners' Equity | $ 345,305 |
| Deductions for non-allowable assets | |
| FINRA Funds on Deposit | 4,009 |
| Excess Fidelity bond deduction | 15,000 |
| Prepaid Insurance | 508 |
| TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS | 19,517 |
| NET CAPITAL | $ 325,788 |

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in the balance sheet | |
| Related Party Payable | $ - |
| TOTAL AGGREGATE INDEBTEDNESS | $ - |
| RATIO: Aggregate indebtedness to net capital | 0.00% |
| Minimum net capital requirement | $ 5,000 |
| EXCESS NET CAPITAL | $ 320,788 |

Audited Net Capital equals the Partnerships' unaudited Statement of Net Capital located in Part II of it's Focus Report filed for the fourth quarter of 2023.

Statement Pursuant to paragraph (d)(4) of Rule 17a-5 there were no material differences between this computation of net capital and the corresponding computation prepared by Perigee Securities LP for inclusion in the Partnership's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2023 as filed on January 5, 2024.

Perigee Securities LP

Year ended December 31, 2023

## STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

EXCEMPTION UNDER SECTION (k)(2)(i)

The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 through December 31, 2023.

See accompanying report of the independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To Members and Management
Perigee Securities LP

We have reviewed management's statements, included in the accompanying Perigee Securities LP's Exemption Report, in which (1) the Partnership did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Perigee Securities LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perigee Securities LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Birmingham, AL

February 27, 2024

Perigee Securities LP

Perigee Securities' Exemption Report

Perigee Securities LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Perigee Securities LP

I, George L. Strobel, II, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Designated principal
February 21, 2024